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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 333-51355

(Check One):

[  ]  Form 10-K  and Form 10-KSB           [_] Form 11-K

[  ]  Form 20-F         [X] Form 10-Q and Form 10-QSB          [_] Form N-SAR

For Period Ended:    September 30, 2001

[  ]  Transition Report on Form 10-K

[  ]  Transition Report on Form 20-F

[  ]  Transition Report on Form 11-K

[  ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form N-SAR

 For the Transition Period Ended:     not applicable

       Nothing in this form shall be construed to imply that the Commission has verified the information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: not applicable



                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant:      NUMATICS, INCORPORATED

Former name if applicable:     Not applicable

Address of principal
executive office (street and number):     1450 North Milford Road
         (city, state, and zip code):     Milford, Michigan   48357




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                                     PART II
                             RULE 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
 [X] portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       Due to unforeseen delays in finalizing our senior debt refinancing arrangements, we are unable to complete and timely file our Form 10-Q for the period ended September 30, 2001 without unreasonable effort and expense.




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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Robert P. Robeson                              (248) 887-4111
         (Name)                                 (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes        [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes        [  ] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       For the three months ended September 30, 2001 our sales were $26.7 million, compared to $32.6 million in the same period last year, and our sales for the nine months ended September 30, 2001 were $89.0 million, compared to $113.3 million in the same period last year. Our net income for the three month period was $863,815 for this year, compared to $44,083 in the same period last year, and $112,201 for the nine month period, compared to $1,230,537 in the same period last year.

                             NUMATICS, INCORPORATED
                  (Name of Registrant as Specified in Charter)

       Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2001                By: /s/ Robert P. Robeson
                                           Chief Financial Officer